Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2004	For the Twelve Months Ended December 31, 2003	For the Six Months Ended June 30, 2003
Earnings
Net Income for Common Stock	$241	$591	$203
Preferred Stock Dividend	6	11	6
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	147	367	126

Pre-Tax Income from Continuing Operations	$394	$969	$335
Add: Fixed Charges*	195	409	198
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—

Earnings	$589	$1,378	$533

* Fixed Charges
Interest on Long-term Debt	$161	$333	$169
Amortization of Debt Discount, Premium and Expense	7	13	6
Interest Capitalized	—	—	—
Other Interest	16	42	14
Interest Component of Rentals	11	21	9
Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$195	$409	$198

Ratio of Earnings to Fixed Charges	3.0	3.4	2.7